Filed pursuant to Rule 433

Registration No. 333-264749

Dated: February 23, 2023

TRIMBLE INC.

Pricing Term Sheet

6.100% Senior Notes due 2033

Issuer:	Trimble Inc. (“Trimble”)

Format:	SEC Registered

Expected Ratings*:	Baa3/BBB- (stable/stable)

Title:	6.100% senior notes due 2033 (the “Notes”)

Principal Amount:	$800,000,000

Maturity:	March 15, 2033

Coupon:	6.100%

Price to Public:	99.843% of principal amount, plus accrued and unpaid interest, if any, from March 9, 2023

Yield to Maturity:	6.121%

Spread to Benchmark Treasury:	T+225 bps

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	96-30+ / 3.871%

Interest Payments:	Semi-annually on March 15 and September 15, commencing September 15, 2023

Optional Redemption:	The Notes may be redeemed at any time prior to December 15, 2032 (3 months prior to maturity) at a discount rate of Treasury plus 35 basis points; par call at any time on or after December 15, 2032

Special Mandatory Redemption:	This offering is not conditioned upon the consummation of the Transporeon Acquisition; however, upon the occurrence of a special mandatory redemption event, we will be required to redeem the notes then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. Certain terms used but not defined in this section have the meanings ascribed to such terms in the preliminary prospectus supplement. See “Description of Notes—Special Mandatory Redemption of the Notes.”

Trade Date:	February 23, 2023

Settlement Date (T+10)**:	March 9, 2023

CUSIP/ISIN:	896239 AE0 / US896239AE08

Joint Bookrunners:	BofA Securities, Inc.
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

Co-Managers:	Scotia Capital (USA) Inc.
PNC Capital Markets LLC
J.P. Morgan Securities LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect to deliver the notes against payment for the notes on March 9, 2023, which is the 10th business day following pricing (“T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus), which became effective on May 6, 2022, and a preliminary prospectus supplement dated February 23, 2023 with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement (including the prospectus), the preliminary prospectus supplement and other documents Trimble Inc. has filed with the SEC for more complete information about Trimble Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc. by calling 1-800-294-1322 or Wells Fargo Securities, LLC by calling 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.